UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )*

Gores Holdings V, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001
(Title of Class of Securities)
382864106
(CUSIP Number)
May 14, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382864106	SCHEDULE 13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS
Loews Corporation 13-2646102

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,454,000 shares of Class A Common Stock, par value $0.0001 (the “Shares”)

	6	SHARED VOTING POWER
1,000,000 Shares

	7	SOLE DISPOSITIVE POWER
3,454,000 Shares

	8	SHARED DISPOSITIVE POWER
1,000,000 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,454,000 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 382864106	SCHEDULE 13G	Page 3 of 6

Item 1(a).	Name of Issuer:

Gores Holdings V, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9800 Wilshire Blvd.
Beverly Hills, CA 90212

Item 2(a).	Name of Person Filing:

Loews Corporation

Item 2(b).	Address of Principal Business Office or, if None, Residence:

667 Madison Avenue
New York, NY 10065

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 (the “Shares”)

Item 2(e).	CUSIP Number:

382864106

Item 3.	If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 382864106	SCHEDULE 13G	Page 4 of 6

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable

Item 4.	Ownership

(a) Amount beneficially owned: 4,454,000 Shares

(b) Percent of class: 8.5%

In accordance with SEC rules, ownership percentages are calculated based on 52,500,000 Shares outstanding as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, and do not give effect to the conversion into Shares of 13,125,000 shares of the issuer’s Class F Common Stock, par value $0.0001, as reported therein.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,454,000 Shares

(ii) Shared power to vote or to direct the vote: 1,000,000 Shares

(iii) Sole power to dispose or to direct the disposition of: 3,454,000 Shares

(iv) Shared power to dispose or to direct the disposition of: 1,000,000 Shares

Loews Corporation is the direct owner of 3,454,000 Shares.

Continental Casualty Company, a wholly owned subsidiary of The Continental Corporation, which is itself a wholly owned subsidiary of CNA Financial Corporation, which is itself a majority-owned subsidiary of Loews Corporation, directly owns 1,000,000 Shares.

Under Illinois Law, assets owned by Continental Casualty Company, an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared voting and dispositive power with the parent holding company is made solely as a consequence of SEC interpretations regarding control.

CUSIP No. 382864106	SCHEDULE 13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 382864106	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2021
(Date)

/s/ Richard W. Scott
(Signature)

Richard W. Scott Senior Vice President and Chief Investment Officer Loews Corporation
(Name and Title)